Exhibit 99.1

SPI Energy Co., Ltd. Announces New Director and Management Appointments to Strengthen Its Board and Executive Leadership

SHANGHAI, November 2, 2016 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors, today announced changes to the senior management team and board of directors of the Company (the “Board”), effective on October 29, 2016:

Mr. Roger Dejun Ye has resigned as Executive Vice President in charge of the Company’s solar business but will remain as a non-executive director of the Board;

Mr. Minghua Zhao, who currently serves as Joint Chief Operating Officer (“COO”) of the Company’s China domestic business, has been appointed as a director to the Board; and

Mr. Fei Yun, who previously served as General Manager of Xinghang PV Technology (Suzhou) Co., Ltd., has joined the Company as Senior Vice President in charge of R&D and Solar Technology Development.

“I would like to thank Roger for his contributions to the development of Company’s solar business during his tenure and we look forward to continuing to work closely with Roger in his role as a director of the Board. On behalf of the management team and the Board, I also would like to extend our warm welcome to Minghua in joining the Board and Fei in joining the Company,” said Xiaofeng Peng, Chairman and Chief Executive Officer of SPI Energy.

Mr. Minghua Zhao currently serves as Joint COO of the Company’s China domestic business and previously served as Senior Vice President of the Company’s finance service business between February 2015 and June 2016. Before he joined the Company in February 2015, Mr. Zhao served as general manager of Suzhou Industrial Park Chengcheng Enterprises Guarantee Co., Ltd., a financial services company, and from 2003 to 2009 as president of Suzhou Industrial Park Branch of Suzhou Bank. Prior to that, he worked at CITIC Bank for six years. Mr. Zhao graduated from Jiangsu Province Business School in 1997 with a degree in Business Administration and from Southwestern University of Finance and Economics in 2008 with a degree in Business Management.

Mr. Fei Yun has more than 30 years of experience in the research and development of solar cells, PV systems and senior management role in the industry in Australia and China. Mr. Fei Yun joined us from Xinghang PV Technology (Suzhou) Co., Ltd. where he has served as General Manager since July 2014. Previously, Mr. Yun held senior management positions at various solar companies, including as Vice President of Technology at LDK Solar Co., Ltd. from February 2010 to June 2013; Chief Technology Officer at Solar Enertech Corp. from December 2007 to January 2010; Vice President of Technology at SolarFun (Now Hanwha Solar One) from July 2006 to November 2007; General Manager and Chief Engineer at Tera Solar Technologies from March 2004 to June 2006. Mr. Yun received his bachelor’s degree in Physics from Jinan University, his master’s degree in Solar Energy from the Asian Institute of Technology (AIT) in Bangkok, Thailand. He also had nearly 10 years of research and development experience in silicon-based solar cells at the ARC Photovoltaics Centre of Excellence at the University of New South Wales in Sydney, Australia, his expertise is focused on the high efficiency silicon solar cell.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale and residential solar power projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Shanghai and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: www.spisolar.com, www.solarbao.com or www.solartao.com.

Safe Harbor Statement

This release contains certain “forward-looking statements.” These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

For investors and media inquiries please contact:

Investor Relations Department

SPI Energy Co., Ltd.

pearl.peng@spisolar.com

+86 21 8012 9135

Tony Tian, CFA
Weitian Group LLC
tony.tian@weitian-ir.com

+1 732 910 9692